UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

Explanatory note
     This Report on Form 6-K contains an ad hoc release published by Deutsche Bank AG on October 4, 2011 pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz). This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Deutsche Bank provides an outlook on its 3rd quarter results and profit target for 2011
     Josef Ackermann, Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB), is speaking today at an investor conference in London. In his speech, he will comment on the current market environment as well as its financial repercussions in the third quarter of 2011.
     The intensifying European sovereign debt crisis led to sustained uncertainties among market participants in the third quarter and thus to significantly reduced volumes and revenues in particular in the Corporate Banking & Securities (CB&S) Corporate Division. At the same time, the third quarter of 2011 has been negatively impacted by operating costs relating to an indirect tax position. As such, the third quarter 2011 result will come in significantly lower than expected for the CB&S business division.
     In response to the significant and unabated slowdown in client activity, Deutsche Bank will consider additional cost controls beyond those already implemented as part of the recalibration of the Corporate & Investment Bank (CIB). This will lead to a reduction in headcount by around 500 positions in CB&S during Q4 2011 and Q1 2012, primarily outside Germany.
     In addition, the Group will reflect impairment charges on Greek sovereign debt of approx. EUR 250 million (Q2 2011: EUR 155 million), which the Bank continues to mark to market.
     The Bank expects that against this background as well as ongoing market turbulence the planned pre-tax target of EUR 10 billion from its core businesses is no longer achievable for 2011.
     Nevertheless, the Bank will be profitable in the third quarter and expects a robust earnings level for the full year 2011. The Bank is confident that the classic banking businesses (Private Clients and Asset Management and Global Transaction Banking) as a whole will deliver their best pre-tax profit ever.
     Deutsche Bank will publish its full Interim Report on the third quarter of 2011 as scheduled on October 25, 2011.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2010 Annual Report on Form 20-F, which was filed with the SEC on March 15, 2011, on pages 6 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: October 4, 2011	By:	/s/ Charlotte Jones
		Name:	Charlotte Jones
		Title:	Managing Director

	By:	/s/ Mathias Otto
		Name:	Mathias Otto
		Title:	Managing Director and Senior Counsel